

LEBANESE KITCHEN



أمي

imee: | ˈĭm·ee |

noun, *Arabic*

Imee, in Lebanese Arabic, means "**my mom's.** "

Imee's Lebanese Kitchen is rooted in the recipes of three generations of women in my family, bringing authentic, fresh Lebanese flavors to you within minutes of your order!



contents



WHAT IS IMEE'S?

Imee's is a quick serve restaurant currently in development in Chicago. It's the creation of Nicole Nassif, a seasoned restaurant professional with a track record that spans a wide range of eateries, from corporate properties to a Michelin Star Chef-helmed establishment.

Imee's fresh, made-to-order bowls, pitas and combinations will open up Lebanese cuisine to a broad new audience, but the menu is the product of pure tradition. Recipes from three generations of women in Nicole's family will be featured, promising fine-tuned and authentic flavors from the eastern Mediterranean.



the founder

Nicole M. Nassif, Member, Chief Executive Officer

Nicole Nassif brings over 25 years of restaurant experience to **Imee's Kitchen**. Ms. Nassif gained this experience with established corporations such as Chuck E. Cheese's and The Bubba Gump Shrimp Company. Ms. Nassif had the opportunity to open over 100 restaurants worldwide, and directly supervise sales over $20 million. Ms. Nassif then went onto independent fine dining properties where she learned the administrative side of the business.

It was at Ms. Nassif's most recent company- Furious Spoon, under a Michelin starred Chef where she was introduced to the food hall concept. As the Senior Director of Operations and Development of the fast growing concept, she designed and operated multiple food hall units, most notably the opening of Revival Food Hall in the Loop.

Ms. Nassif can now take the position she has held for years, and translate it to **Imee's Kitchen**. That experience is what will set her, and **Imee's**, apart.

our story

At the root of **Imee's** are recipes from three remarkable women:

  Nicole's mother,

  her maternal grandmother, Sitti,

  and her paternal grandmother, Tata

Nicole feels fortunate to have inherited their deep-rooted tradition of Lebanese home-cooking. Weaving a third generation of flavors together with theirs to create the menu for **Imee's** is the realization of a lifelong dream.

Imee's will be a unique place where Chicago residents and visitors can experience these authentic flavors, as well as a piece of Lebanese culture.

sample menu



MAINS

Yogurt chicken
grilled • rice • choice of salad • garlic whip • pita • lift

Baked kibee
kibee • rice • choice of salad • homemade laban
pita • lift

Mujadra (lentils and rice- vegetarian)
salad • sliced onions • pita • cucumber yogurt • lift

BOWLS

Choice of base
Romaine
Rice
Half of pita

Choice of protein
Chicken
Kibee
Hashwee meat
Mujadra

Choice of toppings
Tomatoes
Cucumbers
Sliced sweet onions
Hummus
Carrots
Celery
Whole green onions

SALADS

Fattoush

Tabouli

Soup and Salad Combo
small salad • soup • pita

SIDES

Hummus • *celery • carrots • pita* • cucumber
Laban cucumber *(house-made cucumber yogurt)*
Lift   *(house-made pickled turnips)*
Rice
Garlic whip
Laban *(house-made plain yogurt)*

BEVERAGES

Mint lemonade
Bottled water

Per person average $15 budgeted.
Items subject to change.

6

location

ABOUT THE LOOP

"The Loop is a great place to do business. Boasting the highest concentration of jobs in the State of Illinois and an estimated 45% of the city's supply of competitive office space, it's the economic nucleus of one of the world's largest and most diversified economies. Simply put, the Loop is Chicago's office address."

-Chicago Loop Alliance

TARGET LOCATION AREA

LAKE STREET

THE CHICAGO RIVER



Goodman Theatre
Chicago Central Illinois Secretary of State Facility
Oriental Theatre
Lake
W Randolph St
Richard J. Daley Center
Christkindlmarket Chicago
W Washington St
Washington/Wells
Washington
Washington/Wabash
T.J. Maxx
W Madison St
S Franklin St
S Wells St
Hyatt Centric The Loop Chicago
CIBC Theatre
Monroe
Deloitte
Revival Food Hall
W Chicago - City Center
Historic U.S. 66
Adams/Wabash
Rookery Building
Native Foods Cafe
Quincy/Wells
Jackson
W Jackson Blvd
Chicago Board of Trade Building
Monadnock Building

DEARBORN STREET

VAN BUREN STREET

CRITERIA

- Financial district
- Target high-occupancy office buildings
- Minimum annual sales of $1 million
- Average daily covers 280-320
- Shared workspace
- Common area expenses to include most building related items and utilities

FAST FACTS

Private Sector Jobs in the Loop	294,000
Government Jobs in the Loop	31,000
Loop's Share of Chicago's Jobs	27.5%
Loop's Share of Chicago's Competitive Office Space	45%
People Who Live and Work in the Loop	2,800

the concept

QSR (Quick Serve Restaurant)*
• 1110 square feet
• Location: Willis Tower
• 6-10' exhaust hood
• Counter Service only
• All to-go packaging
• Ample customer seating available in building common areas.
• Space designed to accommodate 300 meals each day
• LOI signed-in lease negotiation March 2021 opening

Business model can be adjusted after first four units for greater growth potential





Potential floor plan (1,110 SQ FT)

Counter Seats
9' Stanchion waiting area
Guest Counter
Mobile PU
Shelves
POS- 2 Terminals
Grab and Go 44"
Beverage cooler
PU
Food Flow
Knee Wall
Table 24x30
Toppings Cooler
Hot Table
Worktop Cooler/ Table?
Table
Trash
Table 24x30
Grill
Range
CVAP
Fryers?
Table 24x30
Trash
Hand sink
Hood Connection
Maybe cut out
Full Wall
Maybe cut out
Door??
Metro Shelves
Table 48x30
Trash
Table 48x30
Hand sink
Reach in Freezer
Full Wall
Prep Sink
3 Comp
6X10 Walk in cooler
Table 30x48
Trash
Dishwasher
Full Wall
Lockers
Full Wall
Knee Wall
Metro Shelves
Metro Shelves 24x36
Office
Ice machine?

= 6 inches
Electrial outlet- 8"-12" from the floor
Electrical outlet 44"-48" from the floor
POS receipt printer
KDS

1000 SQFT
20'X50'

pedestrian walkways



ADAMS STREET

2,934 SF (CONNECTS W/ LL1)

3,036 SF

710 SF

6,847 SF (CONNECTS W/ L02)

WACKER DRIVE

FRANKLIN STREET

1,421 SF

10,308 SF

sweetgreen

imee's 1,110 SF

Tortazo

2,625 SF

1,751 SF

3,156 SF

SHAKE SHACK

URBANSPACE

JACKSON BOULEVARD

N

Level 1
Franklin & Jackson

Leased
Available
Letter of Intent
Proposed
Circulation
Building Entry Points
Common Area
Back of House
Elevator/Stairs
Elevator Access

BUSINESS MODEL ASPIRATION

the big picture


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**The first Panda Express opened in 1983 at the Glendale Galleria in California. In 1985, it went from five locations to nine in the span of a year. At the end of 2017, Panda Express had 2,011 total U.S. restaurants and total systemwide sales (in millions) of $3,114.8 on average-unit volumes of $1.64 million. That represented an increase in unit count of 118 locations from the previous year, which placed Panda Express as the 23rd largest quick-service brand in the country.*

Source: QSRmagazine.com

“

Success is not an accident. When you put yourself in the right place at the right time, then you're likely to be more successful because of how you prepare yourself on a daily basis."

—Andrew Cherng
Founder of Panda Express

With this ethos, Andrew and Peggy Cherng opened their first Panda Express with the goal to become "the McDonald's of the East." Today they own 2,000 locations worldwide.*

With the current demand for fresh new flavors and healthy, convenient meal options, **Imee's Kitchen** plans to grow, too. You have a unique chance to be part of our story.

we're going places.

get on board!

USE OF FUNDS

Funds raised will be allocated to build-out, set-up and operational costs for the pre-opening of Imee's



This Slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This Slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.